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                                                               November 12, 1998

Dear Shareholder:

     We are pleased to inform you that on November 5, 1998, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Usinor, a French corporation, one of the largest steelmakers in the world. Usinor currently owns 53.5% of the Company's common stock. Pursuant to the Merger Agreement, Usinor, through a wholly-owned subsidiary, has commenced a tender offer (the "Offer") for all outstanding shares of the Company's common stock which it does not already own at the offer price of $6.375 per share, net to the seller in cash. The Merger Agreement provides that, subject to satisfaction of certain conditions, the Offer is to be followed by a merger (the "Merger") in which the holders of any remaining Company shares will, subject to dissenters rights, receive $6.375 per share, net to the seller in cash. The Offer is currently scheduled to expire at 12:00 midnight, New York City time on Thursday, December 10, 1998.

     The Board of Directors of the Company (the "Board"), by the unanimous vote of all directors present, based upon, among other things, the unanimous recommendation and approval of a special committee of the Board comprised of disinterested directors (the "Special Committee"), approved and found advisable the Merger Agreement with Usinor and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company, and recommends that the Company's shareholders tender their shares pursuant to the Offer.

     In determining to approve the Merger Agreement and the transactions contemplated thereby, the Special Committee and the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, the Special Committee and the Board considered the opinion of Lehman Brothers Inc., dated November 5, 1998 (a copy of which is included with the Schedule 14D-9), that the cash consideration to be offered by Usinor to the shareholders of the Company other than Usinor and its subsidiaries is fair to such shareholders.

     The enclosed Schedule 14D-9 describes the Special Committee's and the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the Offer and provide instructions regarding how to tender your shares. We urge you to read the enclosed material carefully.

                                          Very truly yours,

                                          /S/ Eugene A. Salvadore Signature

                                          EUGENE A. SALVADORE
                                          President and Chief Executive Officer